Avalon Development Corporation

P.O. Box 80268
Fairbanks, Alaska 99708
Phone (907) 457-5159
FAX (907) 455-8069
avalon@alaska.net

July 20, 2005.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, **Curtis J. Freeman**, on behalf of Avalon Development Corporation ("Avalon"), hereby consent to the use of Avalon's name in connection with references to Avalon's involvement in the preparation of a technical report entitled "Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska" dated April 2002 (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company's Annual Information Form dated March 21, 2005, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.

Yours truly,
AVALON DEVELOPMENT CORPORATION

"Curtis J. Freeman"

Curtis J. Freeman